EXHIBIT 99.1

Crescent Point Energy Releases Letter to Shareholders; Warns Cation Will Derail Momentum and Put Shareholders’ Investments at Risk

CALGARY, Alberta, April 12, 2018 (GLOBE NEWSWIRE) -- Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX:CPG) (NYSE:CPG) announced today that it has filed a letter to shareholders addressing Cation Capital Inc.’s (“Cation”) nomination of four individuals to stand for election to Crescent Point’s Board of Directors (the “Board”) at its 2018 Annual General Meeting.

The Board strongly recommends that shareholders vote on the WHITE proxy or Voting Instruction Form for all management nominees. If you have already voted the WHITE proxy, no need to vote again. Do not vote the Blue proxy or Voting Instruction Form sent to you by Cation. Throw it out.

The last day to vote is Wednesday, May 2 at 10:00 a.m. (MDT). If you have questions or need help voting, contact Kingsdale Advisors at 1-888-518-6559 or contactus@kingsdaleadvisors.com. There is a team standing by to help.

CHANGE THAT IS UNDERWAY, FROM A REFRESHED BOARD YOU CAN TRUST.

Dear Fellow Shareholder,

You know it and your Crescent Point Board knows it: These are difficult times for shareholders of Canadian oil and gas producers.

We all wish things were different. But they’re not.

It’s easy for outsiders to complain about the environment we find ourselves in and use hindsight to criticize past decisions made, but hard to come up with a plan to address it. We have a plan and a team with the discipline and patience to see it through.

That is the choice before you.

A plan that is working—from a refreshed board you can trust—or disruption with Cation’s self-serving agenda.

You probably don’t know who Cation is. That’s because it didn’t exist two weeks ago.

Cation was formed only four days before it suddenly showed up on our doorstep, hours before the deadline for providing notice of nominees under our advance notice by-law expired and demanded four seats, or 40 percent of your board. The nominees are not additive and do not enhance your board. Cation has no plan, no track record, no prior engagement with us, no shareholder support and a low investment, especially compared to their demands. Its proposition is that after 12-18 months on the Board, the nominees may figure something out.

Cation is the brainchild of Sandy Edmonstone and is a shell company set up with one purpose: To run a costly and time consuming proxy fight against your Company so he can get a quick pop in his personal portfolio.

You might recognize Sandy’s name. He has a checkered track record which is probably why he has assumed the Cation alias. A “positively charged ion” led by a man associated with negativity.

This is Sandy’s latest attempt to set himself up with a new business after recently parting ways in his latest position as an investment banker, by creating a quick win at your expense. He went out and purchased shares in an attempt to legitimize his new business and make himself the newly minted “activist” in town. Unlike credible activists, he has conducted himself in a manner that reveals his short-term, hidden agenda.

Unfortunately for Sandy, his ambush was not met with the reaction he had hoped for. Shareholders are seeing through this manipulation. There are no magic tricks here.

In contrast, your current refreshed 10-person Board, with seven new independent directors since 2014, has been formed through a robust and diligent recruiting and governance review process tailored to continue with the disciplined execution of the real plan that is underway and set to deliver results in the face of tumultuous times.

In fact, the most recent three nominees that we have added to our Board have brought expertise in capital markets, capital allocation and asset portfolio management – the exact skills Sandy says we need. As our new nominees have only joined within the last 0-15 months we look forward to continuing to see this expertise translate into results for our shareholders.

Your vote matters and will decide the fate of your investment. No matter how many shares you own and even if you have never voted before, voting your WHITE proxy for your current Board is fast and easy. Without exercising your vote, you will lose the momentum your investment is making.

WE HAVE THE RIGHT PLAN AT THE RIGHT TIME.

The fact is we are at a critical point in the implementation of our plan. The changes we have made need two ingredients to be reflected in our share price: time and a board of directors with the commitment and experience needed to see it through.

Sandy offers neither of these. He’s asking you to throw your Company into chaos and trust him and his nominees to sort it out. If the solution was so clear, why do the nominees need 18 months to figure it out? Sandy bought low, suffered nothing and only has his personal agenda in mind.

This is an example of opportunism at its worst – opportunism that will put your investment at risk.

We – and, more importantly, the investment community – believe that our current Board and management are on the right track. From a business perspective, we are making great progress.
Here are the facts. In the last year alone, we have:

  Achieved exit guidance of 183,000 boe/d and growth target of 10 percent per share
  Increased productive capacity by ~1.2 million boe/d (70 percent increase) led by new high-impact Uinta horizontal drilling locations, which now total >1,700
  Entered into a new scalable light oil resource play by adding >355,000 net acres in the emerging East Shale Duvernay
    Low entry cost of ~$315/acre
    Strategically targeted areas in the oil window based on thicker pay, higher pressure and depth
  Cash neutral A&D program that increased our position in core areas with three times the potential upside relative to our non-core dispositions
  Organically replaced 152 percent of production with reserves growth of over 4 percent per share
  Achieved record Proved Plus Probable reserves >1 billion boe with 18 percent of organic reserves growth attributed to waterflood

While we have made significant progress over the past year and since the downturn, our actions and the value of our high-quality assets are not fully reflected in our share price.

At least not yet.

And that’s why we are going to keep working hard on the changes we are making to create value now.

CHANGE IS UNDERWAY & WORKING.

Following the collapse in global oil prices, we implemented a detailed strategic plan to best position us to maximize shareholder value for you. The plan is the culmination of a Board-led comprehensive review of Crescent Point’s portfolio and various alternatives within the context of the commodity price environment that existed.

While we know that not all of the changes we have implemented have been popular, they have been necessary in this environment and, in the end, will be proven right.

The use of hindsight is convenient and sometimes illustrates areas where we could have done things differently. Based on the information available at the time, we took the steps we believed were necessary to protect shareholders. Going into the oil price downturn, we had a strong balance sheet and commodity hedge book and the knowledge that many of our shareholders, particularly individuals, put a priority on the dividend. We maintained the dividend level for a period thinking we could bridge through the oil price downturn. As the downturn continued and looked as if it was going to last longer than we, and almost everyone, thought it would, we made the decision to cut the dividend. As the downturn persisted, we made another difficult decision to raise equity to protect our balance sheet in the event oil prices lingered for longer than the market expected, which in fact is what happened.

Share price is not something anyone can control. What we can control is the pace and direction of change to ensure we create immediate and long-term value and start to reward shareholders for your patience and support.

And that’s what we’re doing.

We’ve implemented a five-year year plan with three strategic objectives: developing and enhancing our focused high-quality, large resource-in-place assets; managing risk and protecting our balance sheet; and growing our reserves and production. The same assets that Sandy admitted are best-in-class assets with top-quartile operating netbacks were developed by our current team with a deliberate focus on creating a high-quality, high-return asset and opportunity base with a deep inventory for sustainability. We did not collect our high-quality assets by accident.

We are happy to report that we are on target.

In 2018, we expect to:

  Target a total payout of 99 percent including dividends
  Achieve seven percent exit growth with exit guidance of 195,000 boe/d
  Generate return-focused drilling with >75 percent of net drills paying out in under two years
  Advance development of our early-stage plays in Uinta and the East Shale Duvernay
  Dispose of additional non-core assets with proceeds prioritizing debt reduction and core area capital investment
  Apply new technology to continually improve our capital and operating efficiencies and reduce emissions
  Further advance our waterflood initiatives to lower corporate decline rates and improve ultimate oil recovery from large oil in place pools

In the midst of challenging times, our plan is both delivering value now and positioning Crescent Point for the future.

That said, we are the first to say that we want the market and our share price to be doing better. We are also the first to say that we are open to all shareholder input to help us do that. In the first half of 2017, we invited shareholders representing approximately 33 percent of our common shares to engage with us. In December of 2017, we again invited shareholders representing approximately 13 percent of our common shares to engage. We also held our first-ever technical days in key markets and met with shareholders to update them on our progress.

We are committed to listening to, and acting on, the concerns of shareholders. That’s why:

We’ve built a Board you can trust. We have listened to our shareholders in our engagement program and we have made changes.

We are committed to a very deliberate and thoughtful board building process. We have balanced corporate history and knowledge with new ideas and different experiences appropriate for a business of our size and complexity with assets in Canada and the U.S. The Board is comprised of highly respected, professional individuals with deep experience and unquestioned expertise in the capital markets and oil and gas industry; again, the exact skills Sandy says we need. Nine of our 10 directors are independent and 20 percent are women.  The election of Sandy’s nominees could result in the loss of female board members.

We have robust director share ownership guidelines, requiring non-employee directors to own at least eight times their annual cash board retainer in common shares, Restricted Share Units (RSU) and Deferred Share Units (DSU).

In 2017, we retained an independent facilitator to conduct a thorough governance-focused interview with each board member and select members of the senior leadership team. We are in the process of implementing the suggested changes.

A leading independent proxy advisor, Institutional Shareholder Services (ISS), has given us a strong governance quality score of two, meaning that we have a low governance risk – one of the strongest governance ratings amongst Canadian companies and our peers. Further, in the Globe and Mail’s annual rankings of Canada’s top boards, we are a top-quartile performer and have scored higher every year since our renewal process started.

Your Board renewal has been ongoing. The Company has also made continuous enhancements to its governance practices, including a deliberate, ongoing and rigorous board renewal process. To facilitate this, we have a mandatory retirement age of 75.

In fact, since 2014, Crescent Point has added seven new independent members, including most recently nominating François Langlois, a 35-year oil and gas industry veteran with significant operational experience working for large, complex multinationals (Suncor and Petro-Canada). As well, in 2019, the Company will see the retirement of Gerald Romanzin and has substantially progressed the candidate search for his replacement.

We’ve been changing our compensation plan to align with shareholder interests. We don’t hide away from making the changes our shareholders want. In consultation with our shareholders, we adopted a renewed approach to executive compensation that is based on pay-for-performance, carefully aligned with shareholder interests and keeps executives accountable. Our overall approach is market-competitive and comparable to peers.

We made a meaningful move to align compensation with performance by reducing chief executive officer (CEO) pay by 50 percent in the 2016 fiscal year. We also eliminated the old Performance Share component (previously representing $1 million pay opportunity for the CEO) and simplified our short-term incentive plan to focus on four key areas that align with our business strategy. All named executive officers’ (NEOs) compensation has been reduced by 55 percent since 2013.

The first steps in the compensation review process received strong shareholder support at our 2017 annual shareholders’ meeting, where 86.4 percent of shareholders voted in favour of accepting Crescent Point’s approach to executive compensation.

In 2017, we introduced a forward-looking Performance Share Unit (PSU) plan. For the 2017 fiscal year compensation, 100 percent of long-term incentives for NEOs were in PSUs. Pursuant to our pay-for-performance principle, 83 percent of reported 2017 executive compensation is contingent on performance and 67 percent is affected by share price and is at-risk. President, CEO and founder Scott Saxberg’s fiscal year 2017 compensation reflected a further reduction of 11 percent of base salary and target bonus to align pay with the shareholder experience. That means that when your stock is not performing as well as we would want it to, CEO pay is lower.

During our engagement process, we heard a strong message from shareholders that our compensation plan should include a return metric that is fundamentally aligned with our business strategy and comparable to our peers. In response, we moved to a forward-looking performance-based plan with components and weightings that are similar to other plans of companies in our compensation peer group. We also introduced Drilling Capital Internal Rate of Return (DCIRR) in our PSU plan, a foundational metric for measuring efficient capital allocation, long-term corporate profitability and, ultimately, shareholder return.

For the 2018 fiscal year, subject to shareholder approval, we are introducing options with a long-vesting profile of four years (the norm is typically three years) and a heavy-tail with 40 percent not vesting until the end of the four-year period (the norm is typically equal pro-rata vesting). We anticipate that going forward, PSUs will represent 50 percent of the equity pay mix, options will represent 25-30 percent and Restricted Share Units (RSUs) will represent 20-25 percent. In simple terms, this means if your shares don’t go up, executive pay will go down. Moreover, Crescent Point’s Restrictive Share Bonus Plan and new Stock Option Plan both have low dilution and are comparable to peers. The options are also back-end weighted, highlighting that management is focused on creating sustainable value over the long-term.

As we do every year, we are holding a say-on-pay vote that will give you the chance to express your views on our compensation plan. Whatever the feedback, we are committed to maintaining an ongoing dialogue with our shareholders to ensure our compensation plan matches their experience as shareholders.

We know there is more work to do. Making changes in a company the size of ours in this market is challenging, but we are committed to seeing our plan through. It takes skill, focus, time and continued operational execution.

In the coming weeks and months, we are going to re-double our efforts to create immediate value for shareholders through the aggressive implementation of our five-year plan.

With so much change already proceeding under the leadership of a carefully selected team of new directors, it would be disruptive to add even a single poorly qualified director on the Board who is not going to be constructive and has nothing to add that the current directors do not already provide. It would be hard to fit one or more nominees into a boardroom where he has attacked the remainder of the Board. Shareholders cannot afford a period of chaotic disruption and loss of leadership continuity in their boardroom.

CATION WILL DERAIL OUR MOMENTUM AND PUT YOUR INVESTMENT AT RISK.

To be clear, Sandy Edmonstone is not a long-term shareholder – or even a significant one relative to his demand. Cation owns only 0.3 percent of Crescent Point and, as of the record date for our Annual General Meeting, Sandy owned just 0.1 percent of Crescent Point’s shares, meaning his shares were a last-minute purchase. Not only that, at least 96 percent of Sandy’s ownership interest in Crescent Point has been acquired since the end of November 2017.

That’s just one reason why it would have been unreasonable and irresponsible for the Board to have caved into Sandy’s demand to immediately add his roster of friends under threat of a public fight that was brought forward just hours before the deadline for providing notice of nominees under our advance notice by-law. What we were willing to do is what we do for all potential nominees and the shareholders who nominate them. Vet them and ask for their plan. On both counts, we received a “no.” Sandy and his nominees have no plan.

It is important that you have the facts on Sandy Edmonstone and his nominees:

Sandy has had a checkered career and will have no future at Crescent Point. We operate in a community and industry where credibility and reputation matter. How you conduct yourself reflects on the company.

We believe that if you ask about Sandy, you will learn that he’s not the kind of person you would want running your company.

Sandy has a long history of short employment in the investment banking world and has no prior board or executive management experience at a public company, let alone an oil and gas company. We don’t believe a seat on the board of a multinational, multi-billion dollar, public energy company should be treated as a training ground.

Sandy has no plan. His proposal is to plan for over a year. That is not progress. Sandy has not presented a plan for Crescent Point’s long-term success or how his nominees would help Crescent Point achieve greater value creation than it is currently on pace to provide to shareholders. A long list of complaints is not a plan.

Sandy’s criticism is based on incomplete information and a flawed analysis. When we took the time to sit down with Sandy before he launched his senseless battle, he presented no analysis and no constructive ideas. His focus is on short-term tactical manipulations that will not work and are designed to benefit himself, not long-term shareholders.  His plan is to add himself and his three nominees. He thinks that act alone would be sufficient to improve the Company. What hubris! Our plan is working and we do not think it is in the best interests of shareholders to stop our plan so they can spend time to figure things out.

Sandy Edmonstone’s nominees are not what Crescent Point or our shareholders need.  Sandy has nominated four individuals who, whatever their accomplishments, bring less experience, less expertise and less independence than Crescent Point’s director nominees. When we saw their names, we were concerned about their ability to serve on a board of a company the size and complexity of Crescent Point and even more concerned when they refused to be interviewed or even share a resume. Here’s why:

  They’re not qualified. None of them have ever had any operational experience in oil and gas. As a Canadian and U.S. oil producer, the complexities of our business are great and require a greater skill set than Sandy’s nominees possess. With over 1,100 employees in two countries, fostering a positive and collaborative work environment is key to our success.

  They’re not additive. The nominees either duplicate or provide outdated experience compared to what we currently have. Tom Budd is another character with a colourful past and banking experience. We already have more relevant banking experience on the Board. In fact, over his tenure as a director at Toscana Energy Income Corporation share value plummeted by over 97 percent. On the first day of trading in October 2012, the shares traded at $14.75 per share. The shares currently trade at $0.38 per share. This is not what Crescent Point needs.

  They’re complaining about practices they endorse. Herbert Pinder appears to have some relevant experience, but serves on a competitor’s board that has a compensation program that is basically identical to Crescent Point’s in terms of the structure of a forward-looking compensation plan and weighting to the various components of compensation – one of Sandy’s top complaints.

  They’re too close to our retirement age. Crescent Point’s policies have a director retirement age of 75, yet two of the nominees (Mr. Howe and Mr. Pinder) are rubbing up against that age limit now, raising questions about how long they could serve. In a company like ours, it is important to have expertise in the latest technologies available to us and not default to relying on worn out practices. In fact, one will be retired by the time he reaches the end of the 18 month timeframe Sandy says they will need to come up with a plan. If Sandy really had a long-term plan for the Company, wouldn’t he put forward directors who could serve long-term?

  They have conflicts of interest. We are very sensitive to conflicts of interest at our Board. Mr. Pinder sits on multiple competing boards. A private company, whose board he chairs, owns a material portion of its land near or adjacent to Crescent Point’s core area. If elected to your Board, Mr. Pinder would have access to sensitive Company information that could be used to the benefit of that company and to Crescent Point’s detriment unless the information provided to Mr. Pinder by Crescent Point was significantly curtailed, reducing if not eliminating his ability to provide useful guidance to Crescent Point.

We welcome directors who will be a positive catalyst for shareholders, but these nominees will be a destructive force in the boardroom and on the share price.

CHOOSE RENEWAL THAT IS WORKING. DO NOT RISK UNDOING THE MOMENTUM OF YOUR INVESTMENT.

Crescent Point is at a critical point. You can see our plan through and reap the benefits or you can risk your investment with an unknown entity’s self-serving agenda and unqualified nominees.

If Sandy is able to install his handpicked nominees, they will undo the progress we’ve made together and damage our long-term share price.

Your Board will not be strong-armed by a self-interested, newcomer activist.

We remain firmly committed to overseeing and supporting management in its successful execution of Crescent Point’s growth strategy. Because if we do that, the market will recognize its value in time and all shareholders will benefit.
But we can’t do it without you.

Voting is now open. To vote FOR ALL of your management nominees, vote the WHITE Proxy or Voting Instruction Form.
If you have already voted the WHITE Proxy, no need to vote again.

Do not vote the Blue Proxy or Voting Instruction Form sent to you by Cation. Throw it out.

Becoming a voter is fast and easy. Follow the instructions on the WHITE Proxy or Voting Information

Don’t wait. The last day to vote is Wednesday, May 2 at 10:00 a.m. (MDT). If you have questions or need help voting contact Kingsdale Advisors at 1-888-518-6559 or contactus@kingsdaleadvisors.com. There is a team standing by to help.

Sincerely,

Crescent Point Board of Directors

Forward Looking Statements

Certain statements contained in this letter constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). We have tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", “continues”, "strategy", "potential", "grow", "estimate", and other similar expressions, but these words are not the exclusive means of identifying such statements. In particular, this letter contains forward-looking statements pertaining, among other things: to the nomination of directors at Crescent Point’s upcoming annual meeting of shareholders and the performance of Crescent Point under the directors who are elected at such meeting; Crescent Point’s targeted total payout in 2018; 2018 production growth and exit guidance; the ratio of net drills to payout in the next two years; development of plays in Uinta and East Shale Duvernay; future dispositions of non-core assets and the use of proceeds therefrom; the continued application and effect of technology on capital and operating performance and Crescent Point’s emissions; and advancing waterflood initiatives to lower corporate decline rates and improve ultimate oil recovery from large oil in place pools.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this letter should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in Crescent Point’s Annual Information Form for the year ended December 31, 2017 under "Risk Factors" and our Management’s Discussion and Analysis for the year ended December 31, 2017, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2017, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Outlook". The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.
Any "financial outlook" in this letter, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook is provided for the purpose of providing information about Crescent Point’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

The recovery and reserve estimates of Crescent Point’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. The reserve data provided in this letter presents only a portion of the disclosure required under National Instrument 51-101. All of the required information is contained in the Company’s Annual Information Form for the year ended December 31, 2017, which is filed on SEDAR (accessible at www.sedar.com) and EDGAR (accessible at www.sec.gov/edgar.shtml).

Throughout this letter Crescent Point uses the term "total payout ratio". This term does not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. Total payout ratio is calculated on a percentage basis as capital expenditures, capital acquisitions and dividends declared divided by funds flow from operations and proceeds from disposition. Total payout ratio is used by management to monitor Crescent Point’s capital reinvestment and dividend policy, as a percentage of the amount of funds flow from operations, taking into account capital acquisition and disposition activity. Further information about the meaning and calculation of funds flow from operations can be found in Crescent Point’s management information circular dated March 2, 2018 and filed on SEDAR on March 26, 2018.

References to the “potential upside” of asset acquisitions relative to non-core asset dispositions are derived from the before-tax net present value of unrisked drilling locations, discounted at 10 percent, in comparison to the total value of dispositions executed in 2017.

Based on continued success on the western portion of the Uinta Basin, new zone development and additional down-spacing, the Company's Uinta Basin horizontal inventory has the potential to increase to over 1,700 locations, of which 23 are booked as at December 31, 2016. The remaining net risked and unrisked locations are internally identified and unbooked.

Unless otherwise stated, the term “barrel of oil equivalent” or “boe” means a barrel of oil equivalent of natural gas and crude oil on the basis of 1 boe for 6 Mcf of natural gas. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

CRESCENT POINT ENERGY CORP.

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone: (403) 693-0020                               Toll free (U.S. & Canada): 888-693-0020
Fax:            (403) 693-0070                               Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB, T2P 1G1